Exhibit 99.3

NICE Named a Leader in the 2023 Gartner® Magic Quadrant™ for Contact Center
as a Service For 9th Consecutive Year

NICE positioned furthest for Completeness of Vision

Hoboken, N.J., August 8, 2023 – NICE (Nasdaq: NICE) today announced that Gartner has recognized NICE as a Leader in the 2023 Gartner Magic Quadrant for Contact Center as a Service (CCaaS) report. NICE placed the furthest overall for its Completeness of Vision in the Leaders Quadrant. This marks the ninth consecutive year that NICE has been named a Leader in the CCaaS Magic Quadrant.

This 2023 Gartner Magic Quadrant for CCaaS states, “The contact center market is migrating from on-premises to cloud based CCaaS solutions, including those with many thousands of agents and advanced digital and self-service requirements. This research will help customer service and support technology leaders find the right provider for their needs.”

“CCaaS is now the go-to technology for most organizations looking to procure or replace traditional on-premises contact center technologies. CCaaS solutions are also starting to be deployed in multithousand-seat environments, even though these may comprise multiple smaller entities. This reflects the desire of customer service organizations to consolidate multiple stand-alone environments and move forward with a single, strategic supplier, preferably in the cloud.”

NICE delivers the industry’s leading combination of CCaaS, WEM, Analytics, AI and Digital Self-Service on CXone, the foremost open, cloud CX platform. The CXone platform is wider and deeper than any other CX solution in the market, driving exceptional digital self-service and agent-assisted customer interactions. CXone is powered by NICE’s purpose-built Enlighten AI which is built from the CX industry’s largest labelled dataset. NICE integrates generative AI into Enlighten to deliver truly conversational AI, powering next-level digital self-service, and guiding consumers, employees and brands with AI-driven actions.

"We are thrilled to see that our substantial investment in CX innovation along with our significant business success is reflected in the report and we are recognized as a Leader by Gartner for the ninth consecutive year," said Barry Cooper, President, CX Division, NICE. "We believe this recognition from Gartner amplifies NICE’s ongoing commitment to lead the next generation of customer service with CXone. CXone, with advanced AI capabilities and a complete approach to managing full customer journeys across unattended, attended, digital and voice interactions, is allowing organizations to differentiate through customer experience in today’s digital era."

NICE was recognized in the very first Gartner Magic Quadrant for CCaaS* report in 2015 as a Leader and has been recognized as a Leader in the Magic Quadrant for CCaaS consecutively each year since then. The company believes its consistent recognition in this report reinforces its ability to identify market trends early and continually innovate accordingly to deliver the technology solutions organizations need to advance customer success.

Gartner, Magic Quadrant for Contact Center as a Service, Drew Kraus, Steve Blood, Pri Rathnayake, Pankil Sheth. 7 August, 2023.  GARTNER is a registered trademark and service mark of Gartner and Magic Quadrant is a registered trademark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

*NICE was recognized as inContact in the 2015 and 2016 Magic Quadrant reports for CCaaS, North America. It was recognized as NICE inContact in the same report from 2017 until 2019. The report name was updated to Magic Quadrant for CCaaS starting 2020.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.